EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement 333-124590 on Form S-8 of our reports dated March 13, 2007, with respect to the consolidated financial statements and financial statement schedule of Commercial Vehicle Group, Inc. and subsidiaries (the “Company”) (which report expressed an unqualified opinion and included an explanatory paragraph relating to the Company’s changes in its method of accounting for defined benefit pension and other post-retirement benefit plans and share-based compensation in 2006), and management’s report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 13, 2007